SCHEDULE 13G

                                (Amendment No. 6)


                               CUSIP NO. 227478104
                                Page 7 of 7 Pages






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                (Amendment No. 6)



                    Under the Securities Exchange Act of 1934


                               A.T. CROSS COMPANY
                                (Name of Issuer)



                       Class A Common Stock, $1 par value
                         (Title of class of securities)



                                   227478 10 4
                                 (CUSIP number)








                 (A fee is not being paid with this statement.)

         1)       Name of Reporting Person.  Bradford R. Boss



         2)       Check the Appropriate box if a Member of a Group
                  (See Instructions)

         (a)
         (b)



         3)       SEC Use Only......................................



         4)       Citizenship or Place of Organization.    United States



Number of        (5) Sole  Voting  Power  249,198_(includes  shares
Shares  Bene-    acquirable  within 60 days through exercise of stock options
ficially         (6) Shared Voting Power 1,540,000  (3,344,800 if
Owned By         Class B common stock beneficially owned is  converted  to
Each  Report-    Class A common  stock
ing Person       (7) Sole Dispositive Power 249,198_(see comment
With             under Item 5) (8) Shared Dispositive Power  1,540,000
                 (3,344,800 if Class B common stock beneficially owned is converted to Class A common stock


     9)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting   Person.
3,598,420.8902__ (assumes conversion of all outstanding Class B common stock to Class A common stock and exercise of all options exercisable within 60 days)


     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



     11) Percent of Class Represented by Amount in Row 9. 21.82%



     12) Type of Reporting Person (See Instructions). IN




Item 1(a).  Name of Issuer.
         A.T. Cross Company.

Item 1(b).  Address of Issuer's Principal Executive Offices.
         The principal executive offices of the issuer are located at One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).  Name of Person Filing.
         This filing is being made by Bradford R. Boss.

Item 2(b).  Address of Principal Business Office.
         Mr. Boss's principal business office address is One Albion Road, Lincoln, Rhode Island 02865.

Item 2(c).  Citizenship.
         Mr. Boss is a United States citizen.

Item 2(d).  Title of Class of Securities.
         Class A Common Stock, $1.00 Par Value ("Common Stock").

Item 2(e).  CUSIP Number.
         The CUSIP Number of the issuer's Common Stock is 227478104.

Item 3.
         Not applicable.

Item 4.  Ownership.

                  (a)  Amount Beneficially Owned.
                  150,129 directly
                  99,069 options exercisable within 60 days
                  3,726 held by children
                  1,540,000 held indirectly as co-trustee of trusts, 1,804,800 shares which may be acquired by conversion of Class B Common Stock held as trustee
                  696.8902 held indirectly under profit sharing trust.
                  (b) Percent of Class. The shares of Common Stock beneficially owned by Mr. Boss represent 21.82% (assumes conversion of all outstanding shares of Class B common stock to an equal number of shares of Class A common stock and exercise of all options exercisable within 60 days).

                  (c) Number of shares of Common Stock as to which Mr. Boss has:

                           (i)      sole power to vote or to direct the vote:
                                    249,198 (including shares subject to
                                    stock options exercisable within 60 days)

                           (ii)     shared power to vote or to direct the vote:
                                    1,540,000 (3,344,800 if all Class B shares
                                    are converted to Class A shares)

                         (iii) sole power to dispose or to direct the disposition of: 249,198_ (including shares subject to stock options exercisable within 60 days)

                         (iv) shared power to dispose or to direct the disposition of: 1,540,000 (3,344,800 if all Class B shares are converted to
                                    Class A shares)

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 27, 1997            __/s/ Bradford R. Boss______
                                      --------------------
                                          Bradford R. Boss